HeyBaby, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
HeyBaby, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 1, 2022
Vincenzo Mongio

HeyBaby Inc.
Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	277,946	60,875
Prepaid Expenses	6,441	6,188
Other Receivables	5,883	-
Total Current Assets	290,270	67,063
Non-current Assets		
Furniture, Equipment, and Computers, net of Accumulated Depreciation	3,715	18,754
Intangible Assets: Software Development, net of Accumulated Amortization	585,218	675,569
Security Deposits		
Total Non-Current Assets	588,933	694,323
TOTAL ASSETS	**879,203**	**761,386**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	8,111	24,679
Payroll Tax Deferral	2,946	5,891
Other Liabilities	6,440	26,025
Total Current Liabilities	17,497	56,596
Long-term Liabilities		
Accrued Interest	93,940	28,147
Convertible Notes Payable	1,560,000	775,000
Total Long-Term Liabilities	1,653,940	803,147
TOTAL LIABILITIES	**1,671,438**	**859,742**
EQUITY		
Common Stock	7,273	7,273
Additional Paid in Capital	333,800	333,800
Accumulated Deficit	(1,133,308)	(439,429)
Total Equity	(792,235)	(98,356)
TOTAL LIABILITIES AND EQUITY	**879,203**	**761,386**

HeyBaby Inc.
Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Payroll & Wages	244,871	113,934
Consultant Fees	127,089	87,131
Depreciation Expense	3,781	3,346
Amortization Expense	115,368	84,962
Advertising and Marketing	48,238	64,584
Professional Fees	33,304	77,956
General and Administrative	21,436	23,967
Insurance	13,124	9,320
Rent	-	49,000
Loss on Abandonment of Asset	11,258	-
Other Expense	1,235	7,485
Design	6,493	(115,783)
Total Operating Expenses	626,197	405,902
Operating Income (loss)	(626,197)	(405,902)
Other Expense		
Interest Expense	67,682	28,807
Other	-	-
Total Other Expense	67,682	28,807
Net Income (loss)	(693,879)	(434,709)

HeyBaby Inc.
Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(693,879)	(434,709)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Prepaid Expenses	(253)	(5,454)
Other Receivables	(5,883)	185
Accounts Payable	(16,568)	16,381
Payroll Tax Deferral	(2,946)	5,891
Accrued Interest	65,794	26,733
Other Liabilities	(19,585)	25,856
Depreciation Expense	3,781	3,346
Amortization Expense	115,368	84,962
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	139,708	157,900
Net Cash provided by (used in) Operating Activities	(554,171)	(276,809)
INVESTING ACTIVITIES		
Disposal of Furniture	11,258	-
Software Development	(25,016)	(365,456)
Net Cash provided by (used by) Investing Activities	(13,758)	(365,456)
FINANCING ACTIVITIES		
Other	-	-
Debt Issuances	785,000	575,000
Net Cash provided by (used in) Financing Activities	785,000	575,000
Cash at the beginning of period	60,875	128,140
Net Cash increase (decrease) for period	217,071	(67,265)
Cash at end of period	277,946	60,875

HeyBaby Inc.
Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/20	7,273,165	7,273	333,800	(4,720)	336,353
Issuance of Common Stock		-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-		-	(434,709)	(434,709)
Ending Balance 12/31/2020	7,273,165	7,273	333,800	(439,429)	(98,356)
Issuance of Common Stock		-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-		-	(693,879)	(693,879)
Ending Balance 12/31/2021	7,273,165	7,273	333,800	(1,133,308)	(792,235)

HeyBaby, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

HeyBaby, Inc ("the Company") was formed in Delaware on June 19, 2018. The Company plans to earn revenue via subscriptions for utilizing the heybaby app. The Company's headquarters is in Austin Texas and plans to target users located in the United States in its first stage. If successful, the Company intends to expand internationally after 2023.

The Company plans to conduct a crowdfunding campaign under regulation CF in 2022 and approach other private sources to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

When its revenue model is implemented, the Company plans to recognize revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company intends to identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Computers & Equipment	5	3,273	(1,047)	-	2,226
Furniture & Fixtures	7	18,827	(2,734)	(14,604)	1,489
Grand Total	**-**	**22,100**	**(3,781)**	**(14,604)**	**3,715**

Intangible Assets

Intangible assets consist of capitalized software costs to be used in the operation of the business and capitalized at cost. The Company begins amortization of software development costs when the asset is substantially complete and ready for tis intended used. The software is being amortized over a 5-year period. Amortization expense for the years ended 2021 and 2020 were $115,368 and $84,962, respectively.

A summary of the Company's intangible assets is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Software Development	5	785,548	(200,330)	-	585,217
Grand Total	**-**	**785,548**	**(200,300)**	**-**	**585,217**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2020	-	$ -	$ -
Granted	89,426	$ 0.120	$ -
Exercised	-	$ -	$ -
Expired/cancelled	-	$ -	
Total options outstanding, December 31, 2020	89,426	$ 0.120	$ -
Granted	-	$ -	$ -
Exercised	-	$ -	$ -
Expired/cancelled	-		
Total options outstanding, December 31, 2021	89,426	$ 0.120	$ -
Options exercisable, December 31, 2021	39,124	$ 0.120	$ -

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2020	-	
Granted	89,426	$ -
Vested	(22,357)	$ -
Forfeited		$ -
Nonvested options, December 31, 2020	67,070	$ -
Granted		$ -
Vested	(16,767)	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2021	50,302	$ -

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2020	-	$ -
Granted	-	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested shares, December 31, 2020	-	$ -
Granted	25,000	$ 0.11
Vested	(25,000)	$ 0.11
Forfeited	-	$ -
Nonvested shares, December 31, 2021	-	$ -

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company’s primary tax jurisdictions are the United States. The Company’s primary deferred tax assets are its net operating loss (NOL) carryforwards and temporary differences between the tax basis and book basis of its software development assets. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 6% with a valuation cap of $5,000,000. The amounts are to be repaid at the demand of the holder prior to conversion with all notes maturing in July 2023. The notes are convertible into shares of the Company’s common stock during a change of control or qualified financing event.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	1,560,000
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 15,000,000 of common shares with a par value of $0.001 per share. 7,273,165 shares were issued and outstanding as of December 31, 2021.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 1, 2022, the date these financial statements were available to be issued.

The Company issued $300k in convertible notes, accruing interest at 6% due 2023 with the same terms as listed in Note 5.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses and negative cashflows from operations every year since inception and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign, other capital raising efforts, and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.